SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 18, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Sandoz fully cooperating with European Commission investigation of the pharmaceuticals industry

Holzkirchen, Germany, January 16, 2008 — Sandoz, the generics division of Novartis, announced today that it was fully cooperating with the European Commission in its investigation of the pharmaceuticals industry. Commission officials were at Sandoz companies in Holzkirchen on January 15. Based on documents presented by Commission officials to Sandoz, the investigation focuses on the market entry of innovative and generic pharmaceutical products. Sandoz intends to continue cooperating with the Commission in its investigation.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “intends,” or by express or implied discussions regarding the potential outcome of the investigation described in this release. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee regarding the outcome of the investigation which is described in this release. In particular, management’s expectations regarding the outcome of this investigation could be affected by, among other things, unexpected actions by the investigators, unexpected discoveries by the investigators, and other risks and factors referred to in Novartis’ current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Contact

Kurt Leidner

Sandoz Media Relations

Tel:  +49 8024 476 2591

Fax: +49 8024 476 2599

John Gilardi

Novartis Global Media Relations

Tel:  +41 61 324 3018

Mobile:  +41 79 596 1408

john.gilardi@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 18, 2008	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting